CARTER LEDYARD & MILBURN LLP
Counselors at Law

Matthew J. Schwartz Associate • Direct Dial: 212-238-8692 E-mail: schwartz@clm.com	2 Wall Street New York, NY 10005-2072 • Tel (212) 732-3200 Fax (212) 732-3232	570 Lexington Avenue New York, NY 10022-6856 (212) 371-2720

December 7, 2017

BY EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention: H. Roger Schwall

Re:               Crescent Point Energy Corp.
     Form 40-F for Fiscal Year Ended December 31, 2016
     Filed February 23, 2017
     File No.  001-36258

Dear Mr. Schwall,

We are U.S. counsel to Crescent Point Energy Corp. (the “Company”).  I spoke by telephone with Ms. Wei Lu regarding the comment letter of the staff of the Securities and Exchange Commission dated November 22, 2017 concerning the above-referenced filing (the “Comment Letter”). As indicated in the telephone conversation, the Company respectfully requests an extension until December 21, 2017 to respond to the Comment Letter.

Sincerely, /s/ Matthew J. Schwartz Matthew J. Schwartz

MJS:lf